KWESST Announces Allowance and Notification of Issue

Of U.S. Patent For PARA OPS

October 24, 2023 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U;  NASDAQ: KWE and KWESW); ("KWESST" or "the Company") today announced that it has received Notice of Allowance for the Luxton Low Energy Cartridge (LEC) patent from the U.S. Patent Office (USPTO) and notification that the USPTO will issue the patent October 31st, 2023.  The Company's PARA OPS product line is based on the LEC patent (U.S. Patent Number 11,802,754).

LEC patent for PARA OPS

"This validates the highly innovative nature of the PARA OPS design", said David Luxton, Executive Chairman of KWESST .  "We expect it to provide meaningful protection as we bring the PARA OPS products to market.  This is an important addition to our IP portfolio for increased long-term shareholder value."

The LEC design is based on a munitions system consisting of a cartridge casing with a helical interior configuration and a matching exterior shape on the projectile which is typically a soft polymer.  The combination spins the soft projectile for stability and accuracy over distance.  The cartridge requires no gunpowder which would otherwise overpower and burst a soft projectile.  The design eliminates the need to push the projectile through a rifled barrel which would compress and deform the projectile and slow its velocity. The only power source is a primer cap or similar energetic actuator in the rear of the cartridge case.

PARA OPS has been in limited production through the summer and early fall of 2023 to obtain selected user feedback.  Based on very positive results the Company is now scaling up for full production with first sales expected in the current quarter.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, CFO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, statements of work and orders for its products in 2023 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.